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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

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<tr><td></td><td>MM/DD/YY</td><td></td><td>MM/DD/YY</td></tr>
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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Superior Financial Services, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

N168W21931 Main Street

(No. and Street)

Jackson	WI	53037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R Haese   (262) 677-9036

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC

(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415 Greenfield	WI	53092
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Haese _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc. _____, as

of _____ February 25 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President
_____
Title

𝒥udith Held
Notary Public Comm. expires 8-21-2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUPERIOR FINANCIAL SERVICES, INC.

ANNUAL AUDIT REPORT

December 31, 2019 and 2018

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDED DECEMBER 31, 2019 & 2018

TABLE OF CONTENTS

Jendrach Accounting and Professional Services, LLC
4811 South 76ᵗʰ Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Superior Financial Services, Inc.
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Superior Financial Services, Inc.. as of December 31, 2019, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2019, and the result of its operations and its cash flow for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on Superior Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Superior Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Superior Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Superior Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Superior Financial Services, Inc.'s auditor since 2016.



Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 15, 2020

SUPERIOR FINANCIAL SERVICES. INC.

Statement of Financial Position

As of December 31, 2019 and December 31, 2018

Assets	*December 31, 2019			*December 31, 2018		
	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$31,261		$31,261	$ 59,191		$ 52,475
Commission and related						
Receivables - note 4	$110,830	$5,959	$116,789	$ 101,400	$ 8,055	$ 109,455
Securities at market						
Other assets		$20	$20		$ 15	$ 15
Total Current Assets	$142,091	$5,979	$148,070	$ 160,591	$ 8,070	$ 161,945
Other Assets:						
Security Deposit						
with Clearing Firm	35,000		35,000	35,000		35,000
TOTAL ASSETS	$ 177,091	$5,979	$ 183,070	# $ 35,000	$ -	$ 196,945

Liabilities and Stockholders Equity

Current Liabilities:

Accounts Payable	$3,961	$436
Loans From Shareholder		$0
Commission payable -note 5	$100,618	$106,863
TOTAL LIABILITIES	$104,579	$107,299

Stockholders Equity:

Common stock-no par value, 9000 shares authorized;		
200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	$30,266	$65,266
Unrealized capital gain(loss)	$0	$0
Equity distributions	$0	($40,000)
Retained earnings (deficit)	$38,225	$61,096
TOTAL STOCKHOLDERS EQUITY	$78,491	$96,362
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 183,070	$203,661

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2019 and December 31, 2018

	For the Years Ended December 31	
	2019	2018
Revenue:		
Secuities Commissions - Listed stock	$0	$0
OTC Stock	$172,669	$201,458
Mutual funds	$150,821	$226,047
Mutual fund trails	$565,507	$563,733
Municipal 529 Plans	$9,086	$10,611
Bonds, UITs	$24,709	$32,541
Options	$16,746	$16,960
Total securities commissions	$939,538	$1,051,350
Insurance Commissions	$82,907	$76,983
Variable Products	$208,866	$250,048
CD Commission	$617	$2,340
Advisory Income	$84,792	$72,003
TOTAL REVENUES	$1,316,720	$1,452,724
Expenses:		
Salaries and payroll taxes	$142,965	$110,014
Commissions paid	$1,119,970	$1,253,993
Professional fees	($1,640)	$904
Rental Expense	$24,050	$24,050
Network Services	$1,190	$1,190
Regulatory fees	$3,784	$2,244
Other general and administrative expenses	$10,110	$8,225
TOTAL EXPENSES	$1,300,429	$1,400,620
Operating Income (Loss)	$16,291	$52,104
Other Income (Expense)		
Interest and dividend income	$838	$827
Realized asset depreciation (appreciation)	$0	$0
Other Income	$0	$39
TOTAL OTHER INCOME (EXPENSE)	$838	$866
Net Income (Loss) for the Year	$17,129	$52,970
Retained Earnings (Deficit) - Beginning of Year	$21,095	$8,125
Equity Distributions	$0	($40,000)
Retained Earnings (Deficit) - End of Year	$38,224	$21,095

SUPERIOR FINANCIAL SERVICES, INC
Statement of Cash Flows
For The Years Ended December 31, 2019 and December 31, 2018

	For the Year Ended December 31	
	2019	2018
Cash flow from Operating Activities		
Net Income (Loss)	$17,129	$52,970
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization	$0	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	$ (7,334)	$ (14,630)
Investment in common stock - trading at cost	$0	$0
Other Assets	$ (5)	$ 85
Increase (decrease) in		
Accounts Payable	$ (1,450)	$ (2,058)
Commission payable - note 5	($1,270)	$10,348
Net cash provided for (used for) operating activities	$7,070	$46,715
Cash Flow from Financing Activities		
Increase in security deposits	$0	$0
Unrealized capital gain (loss)	$0	$0
Withdrawal of Capital	($35,000)	($40,000)
Net Cash provided for (used for) financing activities	($35,000)	($40,000)
Net increase (decrease) in cash	($27,930)	$6,715
Cash at beginning of year	$59,191	$52,475
Cash at end of year - note 3	$31,261	$59,191

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2019 and December 31, 2018

	For the years ended December 31	
	2019	2018
Other General and Administrative Expenses		
Accounting	$5,090	$4,340
Advertising	$0	$0
Dues and Subscriptions	$0	$0
Bank fees	$600	$600
Equipment Rental	$0	$0
Insurance	$543	$350
Interest Expense	$0	$0
RBC Charges	$1,137	$40
Licenses & Permits	$40	$639
Office supplies	$0	$0
Travel & entertainment	$0	$0
Postage	$0	$0
Taxes	$14	$71
Repairs, maintainance	$0	$0
Telephone	$2,686	$2,185
Total Expenses	$10,110	$8,225

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder Equity
For the Years Ended December 31, 2019 and December 31, 2018

	For the years ended December 31	
	2019	2018
Balance at beginning of year	$96,362	$83,392
Add: Net income (loss)	$17,129	$52,970
Unrealized capital gain (loss)	$0	$0
Changes in Capital	($35,000)	($40,000)
Balance at end of year	$78,491	$96,362

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
As of December 31, 2019 and December 31, 2018

	As of December 31	
	2019	2018
Balance at beginning of year	$0	$0
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2019 and December 31, 2018

	As of December 31	
	2019	2018
Total stockholders' equity per financial statement	$78,491	$96,362
Deduct: Haircuts	$0	$0
Deduct: Total nonallowable assets per		
statement of financial position	($5,979)	($8,070)
Net Capital	$72,512	$88,292

Computation of Excess Net Capital Requirement
As of December 31, 2019 and December 31, 2018

	As of December 31	
	2019	2018
Net Capital	$72,512	$88,292
Deduct: Minimum dollar net capital requirement - note 7	($5,000)	($5,000)
Excess Net Capital	$67,512	$83,292

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
As of December 31, 2019 and December 31, 2018

| | As of December 31 | |
	2019	2018
Unaudited net capital per focus report	$72,512	$88,292
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited net capital	$72,512	$88,292

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement
As of December 31, 2019 and December 31, 2018

| | As of December 31 | |
	2019	2018
Unaudited Excess Net Capital	$67,512	$83,292
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited Excess Net Capital	$67,512	$83,292

Aggregate Indebtedness

| | As of December 31 | |
	2019	2018
Items included in statement of finanacial position		
Accounts Payable, accured expenses, and other liabilites	$104,579	$107,299
Aggregate Indebtedness	$104,579	$107,299

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from thes estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

Subsequent Events

Management evaluated subsequent events through February 6, 2020 the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure.

SUPERIOR FINANCIAL SERVICES, INC.

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash3

The following is a summary of cash as of December 31, 2019 and December 31, 2018

	December 31, 2019			December 31, 2018
	Allowable	Non-Allowable	Total	Total
Checking	$1,481	$0	$1,481	$100
Money market	$29,780	$0	$29,780	$59,091
Risk Trading account	$0	$0	$0	$0
Total	$31,261	$0	$31,261	$59,191

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2019 and December 31, 2018

December 31, 2019			December 31, 2018
Allowable	Non-Allowable	Total	Total
$110,830	$5,959	$116,789	$109,455

Note 5- Related Party Transactions: Due from (to) Associated Company

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2019 and December 31, 2018, rent expense of $24,050 and $24,050 per year was incurred, respectively.   There were no rents payable as of December 31, 2019 and December 31, 2018

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representatives and pays fees to this company in its role as a common paymaster.

SUPERIOR FINANCIAL SERVICES, INC.

Note 6 - Income Taxes

Superior Financial Services, Inc. has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for Superior Financial Services, Inc. for 2019, 2018 and 2017 are subject to examination by the IRS, generally for three years after the returns are filed. The Wisconsin income tax returns for Superior Financial Services, Inc. for 2019, 2018, 2017 and 2016 are subject to examination by the Department, generally for four years after the returns are filed.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c301 of Securities and Exchange Commission Rules) are $5000, for broker who do not receive securities, and who do not generally carry customers' accounts. Superior Financial services, Inc. has complied with the net capital requirements for the years ended December 31, 2019 and December 31, 2018.

Because Superior Financial Services, Inc. cleared all customers transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2019 and December 2018, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2019 and 2018, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2019 and 2018, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2019.

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Superior Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Superior Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Superior Financial Services, Inc.'s management is responsible for Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services, LLC

Greenfield, Wisconsin
February 15, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*******1995*********************MIXED AADC 220
52618   FINRA   DEC
SUPERIOR FINANCIAL SERVICES INC
PO BOX 139
JACKSON, WI 53037-0139
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 292.00

   B. Less payment made with SIPC-6 filed (exclude interest) — (122.00)

   7/23/2019
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 170.00

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ 170.00
   Total (must be same as F above)

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SUPERIOR FINANCIAL SERVICES, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of January, 20 20.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,317,558

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,036,468

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 617

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 85,630

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions — 1,122,715

2d. SIPC Net Operating Revenues — $ 194,843

2e. General Assessment @ .0015 — $ 292.00

(to page 1, line 2.A.)

2

SUPERIOR FINANCIAL SERVICES, INC
PO BOX 139
JACKSON, WI 53037

1325

79-7182/2759
05

1/27/2020
Date

Pay to the
Order of _____ SIPC _____ | $ 170.00

one hundred seventy _____ 00/100 Dollars  Photo Safe Deposit®

westbury bank

For _____

⑆275971825⑆ ⑈05 10008453⑊ 1325

Superior Financial Services, Inc.
December 31, 2018
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Superior Financial Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2019.

Jendrach Accounting & Professional Services, LLC
4811 South 76ᵗʰ Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Superior Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Superior Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Superior Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and Superior Financial Services, Inc. stated that Superior Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Superior Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC

Greenfield, Wisconsin

February 15, 2020

Superior Financial Services, Inc.

February 6, 2019

To Whom it may Concern:

The Below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

1) Superior Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.

2) Superior Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2019.

3) Superior.Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

   a. The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

4) Superior Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

5) Superior Financial Services, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2019.

The Above Statement is true and correct to the best of my and my Firm's knowledge.

Signature: _____

Title: President